September 8, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:      Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 333-191940 and 811-22906

Post-Effective Amendment No. 21

Dear Ms. Dubey:

Thank you for your additional telephonic comments on September 1, 2015 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2015. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on September 8, 2015.

Comment 1.                Response to Comment #2, Principal Investment Strategies, second paragraph, second sentence. Regarding the disclosure that “limited liability companies (“LLC”) that bear the economic characteristics of MLP will be considered to be MLP-related securities, please provide additional disclosure that indicates that these will be energy-related for purposes of the 80% test.

Response 1.                We have revised the referenced disclosure to state:

Under normal circumstances, the fund invests at least 80% of its assets in securities of master limited partnerships (“MLPs”) and/or other equity securities in energy and energy-related industries. The subadviser intends to focus the fund’s investments primarily in equity securities of MLPs, general partners (“GPs”) of MLPs, and other MLP-related entities, that operate and own, directly or through affiliates, midstream energy infrastructure assets. The companies in which the fund invests engage in the transportation, storage, gathering, processing, treatment, refining, marketing, or distribution of natural gas, natural gas liquids, crude oil, chemicals, electricity and refined products, and/or the generation of electricity from coal, natural gas, nuclear, solar, water, wind, wood and other renewable sources.

GPs of MLPs are entities structured as C-corporations with direct economic incentive distribution rights to an underlying MLP or direct ownership in an affiliated general partner entity; therefore, the subadviser will consider GPs to be MLPs and/or energy-related for the purposes of the fund’s 80% test. MLP-related securities include MLP shares, limited liability companies (“LLCs”) that bear the economic characteristics of MLPs, midstream energy shipping companies structured similarly to MLPs, other companies focused on midstream energy infrastructure including energy-related yieldcos, exchange-traded notes (“ETNs”) that derive their returns from a master limited partnership index, total return swaps derived from single MLPs and structured notes that derive their returns from a basket of MLPs. In determining whether a security is considered by the fund to be energy or energy-related, the subadviser primarily relies upon the issuer’s Global Industry Classification Standard (“GICS”) sector classification; those issuers classified by GICS as being in the energy sector and those issuers classified as being in the utility sector that also own units or have an economic interest in a publicly-traded MLP or yieldco will be considered to be energy or energy-related. Although the fund’s 80% test does not require it, certain securities, such as LLCs that bear the economic characteristics of MLPs, may be considered by the fund to be both MLPs and energy or energy-related for the purposes of the 80% test.

Securities distributed by VP Distributors, LLC

The subadviser will utilize a deep fundamental, bottom-up approach to capture attractive total return potential and distribution growth opportunities across the energy infrastructure spectrum. The fund is not limited by market capitalizations or country exposure, and may invest in emerging markets issuers, although the subadviser expects that a vast majority of the portfolio will be invested in U.S. equities due to the nature of MLP investing.

As part of its total return strategy, the fund will generate both income and capital appreciation. The fund intends to be taxed as a registered investment company (“RIC”), and comply with all RIC-related restrictions including limiting its investments in publicly-traded MLPs to 25%, thereby avoiding taxation as a C-corporation under the Internal Revenue Code. The fund’s allocation to ETNs, swaps and/or structured notes will vary over time, but will not exceed 10% of assets.

The fund is non-diversified under federal securities laws and will concentrate its investments in companies in energy and energy-related industries as defined above.

Comment 2.                Response to Comment #2, Principal Investment Strategies, third paragraph. Regarding the disclosure that “issuers classified by GICS as being in the energy or utility sector will be considered to be energy or energy-related, the Staff does not believe that all issuers classified by GICS as being in the utility sector are necessarily energy or energy-related issuers. Please provide disclosure somewhere in this registration statement that not all issuers classified by GICS as being in the Utility sector will be counted as energy or energy-related for purposes of the fund’s 80% test. (For instance, a pure water distribution company, such as one we would pay our water bill to, would not be considered energy or energy-related for purposes of the fund’s 80% test, while a hydro-power utility would be so considered.)

Response 2.                We have made the requested revision. The Principal Investment Strategies section as revised is included in our response to Comment 2.

Comment 3.                Response to Comment #2, Principal Investment Strategies, last paragraph. Regarding the fund’s policy to concentrate its investments in energy and energy-related industries, the Staff believes this definition to be too broad. Please revise to specify that the fund will concentrate its investments in the energy industry.

Response 3.                The fund’s 80% policy uses the phrase other equity securities in “energy and energy-related industries” and the types of investments the fund considers within energy and energy-related industries are described with specificity in the first paragraph of the Principal Investment Strategies section. We believe that use of this same phrase when describing the fund’s concentration policy, and referencing the description in the paragraph above as we have, is appropriate and sufficiently narrow so as to exclude the various security types about which the Staff may have concerns. We have therefore made no changes in response to this comment.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:      Ann Flood

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